www.timminsgold.com	www.aliogold.com
TSX: TMM, NYSE MKT: TGD	TSX, NYSE MKT: ALO

TIMMINS GOLD / ALIO GOLD ANNOUNCES EFFECTIVE DATE OF
NAME CHANGE, SHARE CONSOLIDATION AND RESULTS OF AGM

May 12, 2017 Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) provides the following update.

Name Change and Share Consolidation

The name change to Alio Gold Inc. and 10:1 consolidation of the Company's common shares was approved at the 2017 Annual General and Special Meeting of shareholders of the Company held earlier today and is now effective. Following the share consolidation, the number of outstanding securities of the Company will be approximately 35,562,860 common shares. The common shares are expected to commence trading on the Toronto Stock Exchange and the New York Stock Exchange MKT on a post-consolidation basis on May 16, 2017 under the ticker symbol ALO on both exchanges.

Information for Holders of Common Shares

The Company has mailed a letter of transmittal ("Letter of Transmittal") to its registered holders of common shares which must be completed and returned to Computershare Investor Services Inc. ("Computershare") at the address specified in the Letter of Transmittal, together with share certificates for the pre-consolidation common shares, in order to receive share certificates for the relevant number of post-consolidation common shares to which shareholders are entitled. Questions on how to complete the Letter of Transmittal, or requests for additional copies of the Letter of Transmittal, may be directed to Computershare at 1-800-564-6253 or by e-mail to corporateactions@computershare.com. A copy of the Letter of Transmittal may also be obtained from the SEDAR website at www.sedar.com or from the Company's website at www.aliogold.com.

Shareholders that hold their common shares through a broker, trust company or other intermediary do not need to complete and submit a Letter of Transmittal, as their intermediary will make arrangements on their behalf for their accounts to be updated for the relevant number of post-consolidation common shares that they beneficially hold.

AGM Results

All matters outlined in the management proxy circular were also approved. In addition to approving the name change (votes for: 93.73%; votes withheld: 6.27%) and share consolidation (votes for: 92.40%; votes withheld: 7.60%), shareholders also approved the re-election of all directors nominated in the 2017 management proxy circular. A total of 166,324,736 common shares or 46.77% of the issued and outstanding common shares were represented in person or by proxy at the meeting. Detailed results are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Bryan A. Coates	111,606,258	93.75%	7,444,191	6.25%
Greg McCunn	117,456,145	98.66%	1,594,304	1.34%
George Brack	117,318,131	98.54%	1,732,318	1.46%
Mark D. Backens	117,282,477	98.51%	1,767,972	1.49%
Stephen Lang	117,327,586	98.55%	1,722,863	1.45%
Anthony Hawkshaw	117,415,838	98.63%	1,634,611	1.37%
Paula Rogers	117,300,821	98.53%	1,749,628	1.47%
Jose Alberto Vizquerra Benavides	117,426,344	98.64	1,624,105	1.36%

In addition, at the Meeting, the appointment of Deloitte LLP, Chartered Accountants, as auditors was also approved (votes for: 98.8%; votes withheld: 1.20%) .

The formal report on voting results with respect to all maters voted upon at the Meeting will be filed on SEDAR at www.sedar.com.

About Alio Gold

Alio Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contact:

Greg McCunn
CEO and Director
604-638-8980
greg.mccunn@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.